MASLON LLP

3300 Wells Fargo Center, 90 South Seventh Street

Minneapolis, MN 55402-4140

P 612-672-8200

F 612-672-8397

www.maslon.com

Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

March 26, 2015

SUBMITTED VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Amendment No. 2 to Form 10-K
for the Fiscal Year Ended September 30, 2014
filed March 6, 2015
Form 8-K Filed January 14, 2015
Response dated March 6, 2015
File Number 333-56262

Dear Ms. Jenkins:

This letter will respond on behalf of the Company to your comment letter dated March 23, 2015 (the “Comment Letter”) with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2014 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 6, 2015, and the Company’s Current Report on Form 8-K filed January 24, 2015 (the “Form 8-K”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form 8-K filed on January 14, 2015

Exhibit 99

1.	We note your response to our prior comment two from our letter dated March 2, 2015 indicating that your projected revenue from the sale of concentrates is based on the agreements with Logistica U.S. Terminals, LLC and Glencore AG. You also indicate that the contract sales price for these concentrates was negotiated and agreed upon based on the results of processed concentrate testing performed by the buyer. In order for us to have a better understanding of the grade and amounts of concentrates to be processed by the buyer, we re-issue the comment in part. Please provide:

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 26, 2015

To provide context to the Company’s responses below, we note that the Company has entered into a five year agreement with Shanghai BJQ Investments Co., Ltd. (“BJQ”) pursuant to which the Company has agreed to sell to BJQ up to 10,000 tons of ore per month within certain specification parameters (such ore is referred to in the agreement as “Mixed Metals”) at a purchase price of up to $220.00 per ton. A courtesy copy of this agreement is being provided under separate cover in response to Comment 2 below.

The purchase price agreed upon by the parties, and consequently the Company’s projected revenue from the sale of Mixed Metals, is not based upon the grade of the Mixed Metals sold to BJQ (as long as it meets the specification parameters), the amount of Mixed Metals ultimately processed by BJQ, the prevailing market price of precious metals, the amount of precious metals ultimately produced by BJQ, or the proceeds of any sales by BJQ of precious metals obtained by processing the Mixed Metals. Rather, revenue projections were based upon the tonnage of Mixed Metals that the Company expected to sell to BJQ.

The Company’s agreements with Logistica and Glencore helped form the basis of the Company’s operating cost structure and, therefore, its projections of pre-tax profit.

●	Tonnage and grade (contained precious metals content) of the precious metal concentrate or tailing material processed by your buyer on which your projected revenues are based;
The Company’s revenue projection is not based on the grade of the precious metal concentrate or tailing material to be processed by BJQ. Rather, the Company projections were based upon the tonnage of Mixed Metals that the Company expected to sell primarily to BJQ and, to a more limited extent, to other potential purchasers. The projected range of such Mixed Metals tonnage is set forth below (such information was also set forth in the prior comment two in the Company’s letter dated March 6, 2015). The projected revenue from the sale of Mixed Metals reflects the sale of such projected tonnage at a price of $220.00 per ton, which is based on the purchase price under the Company’s agreement with BJQ.

	A	B

Total tons expected to be mined	350,000	400,000

Iron Ore	175,000	200,000
“Mixed Metals” Concentrate	105,000	120,000
Over burden/waste	70,000	80,000
	350,000	400,000

Projected Revenue from “Mixed Metals” Concentrates	$23,100,000	$26,400,000

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 26, 2015

●	The gold, silver, platinum, and palladium prices used to project your revenue based on the precious metal concentrate tonnage and grade;

The Company’s revenue projections were not based on prices for gold, silver, platinum, and palladium. Rather, the Company’s projections were based upon the tonnage of Mixed Metals that the Company expected to sell to BJQ.

●	Projected amounts of gold, silver, platinum, and palladium to be produced by the buyer; and

The Company’s revenue projections were not based on the amounts of gold, silver, platinum, and palladium projected to be produced by BJQ. Rather, the Company’s projections were based upon the tonnage of Mixed Metals that the Company expected to sell to BJQ.

●	Iron ore and iron ore concentrate prices on which your projected revenues are based.

Due to the current depressed market price for iron, iron ore and iron ore concentrates produced by the Company is being inventoried on site for future sale. As a result, the Company’s revenue projections do not include revenue from the sale of iron ore and iron ore concentrates.

2.	We note that you indicate on page 23 of Amendment No. 2 to your Form 10-K for fiscal year ended September 30, 2014 that you had reached a final agreement for the sale of mineralized tailings from the El Capitan Property to a Hong Kong-based trading company. Please provide a courtesy copy of this agreement for our review.

In response to your request, a courtesy hard copy of the agreement for the sale of Mixed Metals to Shanghai BJQ Investments Co., Ltd. is being sent to your attention by separate correspondence with a request that such agreement be returned to the Company in accordance with Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.

Note that the Company issued a press release on March 23, 2015 in which it reduced its projected fiscal 2015 pre-tax profit. The revised outlook is, in large part, a result of the protracted labor disputes involving unionized dockworkers that have hindered trade at international seaports on the West Coast of the United States. These port problems have prevented the Company from completing scheduled shipments of Mixed Metals concentrate and recognizing the associated revenue. As announced, the Company expects the impact of the disruption to delay revenue into the third quarter of fiscal 2015 (the second calendar quarter of 2015). As a result, the Company reduced its projected 2015 pre-tax profit (booked on an accrual basis in accordance with GAAP) to $2.4 – $3.0 million. Please note that financial projections in the Company’s responses to the SEC’s previous comments letters, and the Company’s responses above, relate to the original projections set forth in the Form 8-K.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 26, 2015

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to John F. Stapleton, the Company’s Chief Financial Officer, by telephone at (612) 720-9000, or by email at jstapleton@mriinc.com

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Charles C. Mottley
John F. Stapleton
Stephen J. Antol
William M. Mower